UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Nos.:	002-09048
333-188984-01

THE BANK OF NOVA SCOTIA

SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP

(Translation of Registrant’s name into English)

40 King Street, West
64th Floor
Toronto, Ontario
Canada M5H 1H1
Attention: Executive Vice-President
and Group Treasurer

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO THE BANK OF NOVA SCOTIA’S AND SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-188984) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the The Bank of Nova Scotia (the “Bank”) and Scotiabank Covered Bond Guarantor Limited Partnership (the “Guarantor LP” and together with the Bank, the “Registrants”) U.S.$15,000,000,000 global covered bond program (the “Program”) shelf registration statement on Form F-3 (File No. 333-188984).

On March 25, 2013, the Bank was accepted as a registered issuer and on July 22, 2013 the Program was registered as a registered program under Part I.1 of the National Housing Act (Canada) (the “NHA”) and the Canadian Registered Covered Bond Programs Guide (the “Guide”) by Canada Mortgage and Housing Corporation (“CMHC”) in accordance with their terms. The exhibits filed herewith are Exhibit 4.1, an amending agreement to the amended and restated trust deed dated August 15, 2014 (“A&R Trust Deed Amendment”), which further amends the amended and restated trust deed dated January 22, 2014 (“A&R Trust Deed”); Exhibit 4.2, an amending agreement to the amended and restated master definitions and construction agreement dated August 15, 2014 (“A&R MDCA Amendment”), which further amends the amended and restated master definitions and construction agreement dated September 24, 2013, as amended by the amending agreement to the master definitions and construction agreement dated July 22, 2014 (“A&R MDCA”); and Exhibit 4.3, an amended interest rate swap confirmation dated August 15, 2014 (“Amended Interest Rate Swap Confirmation”), which supersedes and replaces in its entirety the interest rate swap confirmation dated July 29, 2013 (“Interest Rate Swap Confirmation”). The A&R Trust Deed, the A&R MDCA, and the Interest Rate Swap Confirmation were previously filed with the Commission.

The A&R Trust Deed has been revised by the A&R Trust Deed Amendment, the A&R MDCA has been revised by the A&R MDCA Amendment, and the Interest Rate Swap Confirmation has been superceded and replaced in its entirety by the Amended Interest Rate Swap Confirmation to provide for program updates.

Exhibit Number	Description of Exhibit
4.1	—	Amending Agreement to Trust Deed, dated as of August 15, 2014, by and among the Bank, Guarantor LP and Computershare Trust Company of Canada.
4.2	—	Amending Agreement to Master Definitions and Construction Agreement, dated as of August 15, 2014, by and among the Bank; The Bank of Nova Scotia, London Branch; The Bank of Nova Scotia – New York Agency; the Guarantor LP; Scotiabank Covered Bond GP Inc.; Computershare Trust Company of Canada; 8429057 Canada Inc.; and KPMG LLP.
4.3	—	Amended Interest Rate Swap Confirmation, dated as of August 15, 2014, by and among the Bank and the Guarantor LP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA
By:	/s/ Ian Berry Name: Ian Berry Title: Managing Director & Head, Funding
SCOTIABANK COVERED BOND GP INC., in its capacity as managing general partner of SCOTIABANK COVERED BOND GUARANTOR LIMITED PARTNERSHIP
By:	/s/ Christy Bunker Name: Christy Bunker Title: Vice President

Date: August 20, 2014